UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Ormat Technologies, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-32347
(State or other jurisdiction of incorporation)	(Commission file number)

6140 Plumas Street, Reno, Nevada	89519-6075
(Address of principal executive offices)	(Zip code)

Assaf Ginzburg

Chief Financial Officer

(775) 356-9029

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended                        .

Section 1 – Conflict Minerals Disclosure

1.01 – Conflict Minerals Disclosure and Report

Introduction

This Specialized Disclosure Report on Form SD (this “Form SD”) of Ormat Technologies, Inc. ("Ormat", the "Company" or "we") for the reporting period from January 1, 2023 to December 31, 2023 is presented to comply with Rule 13p-1 ("Rule 13p-1") promulgated under the Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Statement published by the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) on April 7, 2017, we have filed only disclosures required by paragraphs (a) and (b) of Item 1.01 of Form SD.

We are a leading vertically integrated company that is primarily engaged in the geothermal energy power business. Ormat is leveraging its core capabilities and global presence to expand its activity in recovered energy generation and into different energy storage services and solar photovoltaic (“PV”) (including hybrid geothermal and solar PV as well as Solar plus Energy Storage). Ormat aims to become a leading global provider of renewable energy and help to mitigate climate change by providing a replacement to carbon-intensive energy sources and has adopted a strategic plan to focus on several key initiatives to expand its business.

Conflict Minerals Disclosure

Conflict Minerals Policy

As part of Ormat's sustainability approach, our Supplier Code of Conduct and Code of Business Conduct and Ethics outlines the Company’s overall principles and commitments to legal compliance, ethical conduct, human rights, anti-corruption, labor rights and environmental protection. These high expectations extend to Ormat's partners, subcontractors and suppliers. We have adopted a policy (the “Conflict Minerals Policy”) with respect to our sourcing of Conflict Minerals, which was developed in accordance with applicable Organization for Economic Co-operation and Development (“OECD”) guidance, and we implement a comprehensive Conflict Minerals program designed to ensure responsible sourcing. Our Conflict Minerals Policy is available at https://www.ormat.com/en/company/engagement/view/?ContentID=9199.

Covered Products

Ormat and its subsidiaries currently conduct business activities in the following three business segments:

●

Electricity Segment: In this segment, we develop, build, own and operate geothermal, solar PV and recovered energy-based power plants in the United States and geothermal power plants in other countries around the world and sell the electricity they generate.

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Product Segment: In this segment, we design, manufacture and sell equipment for geothermal and recovered energy-based electricity generation and provide services relating to the engineering, procurement and construction of geothermal, and recovered energy-based power plants. Our customers for this segment are contractors, geothermal power plant owners and geothermal power plant developers and operators.

●

Energy Storage Segment: In this segment, we own and operate grid connected In Front of the Meter (IFM) BESS facilities, which provide capacity, energy and ancillary services directly to the electric grid.

In connection with our manufacturing activities in the Product Segment, we identified certain Conflict Minerals (as used in this Form SD and defined in Rule 13p-1, cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold, also known as “3TG”) that are necessary to the functionality and production of our products with regards to the following raw materials or components: steel (low and high grade); electronic cards; and electronic cables (including tin plating). These raw materials or components for our products are purchased from our network of suppliers, and we do not contract directly with or purchase from the smelters or refiners of the necessary Conflict Minerals.

On this basis, we concluded that, during the 2023 calendar year, (i) we manufactured and contracted to manufacture products (the “Covered Products”) containing Conflict Minerals, and (ii) the use of these Conflict Minerals was necessary to the functionality or production of the Covered Products. As a result, we proceeded to conduct the reasonable country of origin inquiry (“RCOI”) described below, to determine whether any of the necessary Conflict Minerals originated, or likely originated, in the Democratic Republic of the Congo (the “DRC”) and certain adjoining countries (collectively with the DRC, the “Covered Countries”) or originated entirely from “recycled or scrap sources” (as defined in Rule 13p-1).

Reasonable Country of Origin Inquiry

As a downstream company, we work with our large network of international suppliers to obtain information on the likely source and chain of custody of those necessary Conflict Minerals and often there are multiple tiers between the 3TG mines and our direct suppliers. Therefore, we rely on our direct Tier 1 suppliers to cooperate with us and work with their own upstream suppliers or subcontractors to provide us with information on the origin of the 3TG in the components we purchase from them that are necessary to the functionality or production of our products. In order to overcome certain challenges in receiving accurate information from a complex supply chain, Ormat has communicated its Conflict Minerals Policy to our suppliers, and has adopted the Responsible Minerals Initiative’s (“RMI”) reporting template for surveying suppliers, i.e. the Conflict Minerals Reporting Template (“CMRT”) of at least version 6.22 or above.

As part of our RCOI, we employed several methods to assess whether the necessary Conflict Minerals in our products originated, or likely originated, in the DRC or the Covered Countries, including the following:

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Conducted an internal assessment and analysis of our products manufactured or contracted to manufacture in 2023 to determine which products contain or may contain Conflict Minerals that are necessary to the functionality or production of those products.

●

Compiled a list of applicable suppliers based on relevant product categories that Ormat purchased from during the calendar year 2023, which was issued using the SAP according to the criteria defined by the Purchasing manager. Each supplier has a “Purchase Types” field, which contains one of the following values: Services, BOM, Office supplier, Goods and Capital Expenditure. Only the suppliers with “BOM” values in the “Purchase Types” field were applicable for the RCOI under Rule 13p-1.

●

In order to identify and assess risks in the supply chain, we undertook a risk-based approach and engaged the suppliers representing approximately 91% of our 2023 expenditures on procurement for the Product Segment. On that basis, Ormat’s final direct Tier 1 suppliers list (“relevant suppliers”) included a total of 128 suppliers for the calendar year 2023 supply chain inquiry.

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Contracted a third-party service provider to assist us with the survey of suppliers. Through this third-party service provider, we sent letters to our relevant suppliers to explain Rule 13p-1 and to refer the suppliers to online training materials and instructions.

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Solicited information from our relevant suppliers of raw materials and components of products using the standard template of the Responsible Minerals Initiative (“RMI”), known as the Conflict Minerals Reporting Template (“CMRT”). We requested that our suppliers provide at least version 6.22 of the CMRT.

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Reviewed the responses that we received and followed up on inconsistent, incomplete and inaccurate responses. We sent reminders to suppliers who did not respond to our requests for information or to suppliers whose responses required further clarification, as per the expectations noted above. We compared information received from our direct suppliers on their relevant smelters or refiners against the list of facilities that have been validated by the RMI’s Responsible Minerals Assurance Process (“RMAP”), as well as the documented country of origin information as provided in the declarations from the suppliers.

Based on our good faith RCOI, the Company has reason to believe that Conflict Minerals necessary to the functionality or production of the Covered Products may have originated in the Covered Countries and that such Conflict Minerals may not be entirely from recycled or scrap sources. On the basis of these conclusions, the Company proceeded to exercise due diligence on its minerals supply chain in order to determine, with a reasonable degree of certainty given the information provided by our suppliers, the source and chain of custody of the Conflict Minerals contained in its Covered Products that were manufactured or contracted to manufacture in 2023.

Due Diligence

We designed our due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework as set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2016) and related Supplements, according to the related recommendations for downstream companies that have no direct relationships to smelters or refiners.

As a downstream purchaser of products which contain Conflict Minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the Conflict Minerals. Our supply chain is complex and there are multiple tiers between the Company and the mines or facilities that process the necessary Conflict Minerals. The supply chain of commodities such as conflict minerals is a multi-step process operating more or less on a daily basis, with ore being delivered to smelters and refiners, with smelters and refiners smelting or refining ores into metal containing derivatives such as ingots, with the derivatives being shipped, sold and stored in numerous market locations around the world and with distributors and purchasers holding varying amounts of the derivatives in inventory for use. Since we do not have direct contractual relationships with smelters and refiners, we rely on our direct suppliers and the entire supply chain to gather and provide specific information about the date when the ore is smelted into a derivative and later shipped, stored, sold and first entered the stream of commerce. We also rely, to a large extent, on information collected and provided by responsible mineral sourcing validation programs. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

Despite receiving responses from suppliers listing smelter or refiner names in their supply chain, the suppliers were unable to conclusively determine all of the specific smelters or refiners that were part of the supply chain of the components sold to Ormat in 2023. The Company cannot be certain that these smelters and refiners were in fact in the Company’s supply chain during the period covered by this Form SD. Of those identified, the below shows the list of smelters or refiners who were identified by the RMAP as “conformant,” RMAP “active” or otherwise not certified by the Responsible Minerals Assurance Process (the “RMAP”) standard.

RMAP Status*	Number
RMAP “Conformant”**	221
RMAP “Active”***	4
Not RMAP “Conformant” or “Active”	124
Total	349

* The RMAP is a program in which the RMI uses an independent third-party assessment of smelter/smelter/refiner management systems and sourcing practices to validate conformance with RMAP standards. The assessment employs a risk-based approach to validate smelters' company-level management processes for responsible mineral procurement. The RMAP standards are developed to meet the requirements of the OECD Due Diligence Guidance, the Regulation (EU) 2017/821 of the European Parliament and the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act.

** A smelter or refiner is considered RMAP “conformant” if the smelter or refiner has successfully completed an assessment against the applicable RMI standard. RMI assessments are backward-looking. The assessment evaluates facilities' due diligence systems and processes to conform with the RMI standards. It is not a material validation assessment.

*** Smelters and refiners labeled as RMAP “active” by the RMI represent smelters and refiners that have committed to undergo an RMAP assessment, completed the relevant documents, and scheduled the on-site assessment. These may be in the pre-assessment, assessment or corrective-action phases of the assessment. The RMI notes on the active smelters list the names of any smelters or refiners that have left the “active” or “conformant” list and intend to re-enter the program.

Additional Information

This Form SD is also available on our website at https://investor.ormat.com/sec-filings/documents/default.aspx. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference herein.

Item 1.02 – Exhibit

None.

Section 2 – Resource Extraction issuer Disclosure

Item 2.01 – Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

None.

Cautionary Note Concerning Forward-Looking Statements

Information provided in this Form SD may contain statements relating to current expectations and plans that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to Ormat's plans, objectives and expectations for future plans and events and are based upon its management's current estimates. These statements are subject to risks and uncertainties and may not prove to be accurate. These risks and uncertainties include those associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for Conflict Minerals (including the possibility of inaccurate information, fraud and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on our ability to verify the accuracy or completeness of any supply chain information provided by suppliers and other factors discussed under the heading "Risk Factors" as described in Ormat Technologies, Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2024 and other documents subsequently filed with or furnished to the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law, we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ORMAT TECHNOLOGIES, INC.
By: /s/Assaf Ginzburg
Name: Assaf Ginzburg
Title: Chief Financial Officer
Date: May 30, 2024